UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-40414

Skylight Health Group Inc.

(Exact name of Registrant as specified in its charter)

5520 Explorer Drive, Suite 402

Mississauga, Ontario L4W 5L1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

From December 8, 2021 to December 21, 2021, certain members of Skylight Health Group Inc.’s (the “Company”) management team purchased in open market transactions Common Shares of the Company as follows:

Name of Purchaser:	Date of Transaction:	Number or Value of Securities Acquired:	Unit Price or Exercise Price:		Security designation:	Closing balance of securities held:
Patrick McNamee	2021-12-08	100	USD$	1.5500	Common Shares	10,200
Patrick McNamee	2021-12-09	19,900	USD$	1.5500	Common Shares	30,100
Pradyum Sekar	2021-12-09	19,000	CAD$	1.9500	Common Shares	1,897,692
Pradyum Sekar	2021-12-09	1,000	CAD$	1.9700	Common Shares	1,898,692
Patrick McNamee	2021-12-13	30,000	USD$	1.5399	Common Shares	60,100
Peter Cummins	2021-12-14	12,500	CAD$	1.8070	Common Shares	121,800

Mohammad Bataineh	2021-12-16	10,000	USD$	1.6000	Common Shares	340,000
Pradyum Sekar	2021-12-15	700	CAD$	1.8300	Common Shares	1,899,392
Pradyum Sekar	2021-12-15	44,000	CAD$	1.8400	Common Shares	1,943,392
Andrew Elinesky	2021-12-17	1,300	CAD$	1.8000	Common Shares	5,100
Andrew Elinesky	2021-12-17	800	CAD$	1.8100	Common Shares	5,900

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skylight Health Group Inc.
(Registrant)

Date: December 23, 2021	/s/ Pradyum Sekar
Pradyum Sekar
Chief Executive Officer and Director